Richard B. Aftanas, P.C. To Call Writer Directly: 212-446-4722 Richard.aftanas@kirkland.com	601 Lexington Avenue New York, New York (212) 446-4800 www.kirkland.com	Facsimile: (212) 446-4900

July 21, 2017

VIA EDGAR AND FEDERAL EXPRESS

John Dana Brown

Attorney-Advisor

Office of Transportation and Leisure

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Swift Transportation Company
Amendment No. 1 to
Registration Statement on Form S-4
Filed July 3, 2017
File No. 333-218196

Dear Mr. Brown:

Set forth below is the response of Swift Transportation Company (“Swift”) (“we”, “us” or “our”) to the comment received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), by letter dated July 18, 2017, with respect to Swift’s Amendment No. 1 to Registration Statement on Form S-4 filed with the Commission on July 3, 2017, File No. 333-218196 (the “Registration Statement”). In connection with this letter responding to the Staff’s comment, we hereby submit to the Commission Amendment No. 2 to the Registration Statement (“Amendment No. 2”).

For the Staff’s convenience, our response is prefaced by the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the page numbers and captions in Amendment No. 2.

Public Company Trading Multiples Analyses, page 89

1.	We note your response to our prior comment 21. Please revise to explain why the financial advisor chose only two “larger” companies for this analysis.

Response:

In response to the Staff’s comment, we have revised the disclosure on page 89 of Amendment No. 2.

If you have any questions with respect to the foregoing, please do not hesitate to contact Richard B. Aftanas of Kirkland & Ellis LLP at (212) 446-4800 or via email at richard.aftanas@kirkland.com.

Sincerely,

/s/ Richard B. Aftanas
Richard B. Aftanas

cc:	Via E-mail
Richard Stocking (Swift Transportation Company)
Mickey R. Dragash (Swift Transportation Company)
Michael P. Brueck (Kirkland & Ellis LLP)
Claire E. James (Kirkland & Ellis LLP)
Todd F. Carlson (Knight Transportation, Inc.)
Philip Richter (Fried, Frank, Harris, Shriver & Jacobson LLP)
Maxwell Yim (Fried, Frank, Harris, Shriver & Jacobson LLP)
Mark A. Scudder (Scudder Law Firm, P.C., L.L.O.)
Earl H. Scudder (Scudder Law Firm, P.C., L.L.O.)

Patrick Kuhn (Securities and Exchange Commission)
Doug Jones (Securities and Exchange Commission)
Julie Griffith (Securities and Exchange Commission)